UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, nominal value 0.1 Russian ruble per share

(Title of Class of Securities)

6074091

(CUSIP Number)

Joint Stock Financial Corporation Sistema

10 Leontievsky Per.

Moscow 103009, Russian Federation

Attention: Vladimir P. Evtushenkov

Facimile: +7-495-232-3391

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Anna Goldin, Esq.

Latham & Watkins LLP

Ulitsa Gasheka, 7

Ducat II, Suite 900

Moscow 123056, Russian Federation

Facsimile: +7-501-785-1235

December 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joint Stock Financial Corporation Sistema

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,050,165,886

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,050,165,886

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,165,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.8%

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sistema Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,473,900

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 193,473,900

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,473,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Closed Joint Stock Company Invest-Sviaz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 160,247,802

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 160,247,802

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,247,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Limited Liability Partnership VAST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,219,432

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 60,219,432

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,219,432

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vladimir P. Evtushenkov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,050,165,886

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,050,165,886

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,165,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 (this “Amendment”) is filed by the persons listed below and (this “Amendment”) amends and supplements the Schedule 13D filed on March 24, 2003, as amended by the Amendment No. 1 to the Schedule 13D filed on April 21, 2003, the Amendment No. 2 to the Schedule 13D filed on April 30, 2003 and Amendment No. 3 to Schedule 13D filed on December 17, 2004 (as amended, the “Schedule 13D”) with respect to the shares of common stock, par value 0.1 Russian ruble per share (the “Shares”), of Mobile TeleSystems OJSC (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

(a) – (c)                  This statement is being filed by (1) Joint Stock Financial Corporation Sistema, an open joint stock company under the laws of the Russian Federation (“Sistema”), (2) Sistema Holding Limited, a corporation under the laws of Cyprus (“Sistema Holding”), (3) Closed Joint Stock Company Invest-Sviaz, a closed joint stock company under the laws of the Russian Federation (“Invest-Sviaz”), (4) Limited Liability Partnership VAST, a limited liability partnership under the laws of the Russian Federation (“VAST”) and (5) Vladimir P. Evtushenkov (“Mr. Evtushenkov”), a citizen of the Russian Federation.  Sistema, Sistema Holding, Invest-Sviaz, VAST and Mr. Evtushenkov are referred to herein as the “Reporting Persons.”

Invest-Sviaz is a wholly owned subsidiary of Sistema. The address of Invest-Svyaz’s principal place of business and office is 17/8/9 Prechistenka Str., Building 1, Moscow 119034, Russian Federation. Invest-Sviaz Holding, the predecessor company to Invest-Sviaz was reorganized in 2005 into two separate entities: (1) Invest-Sviaz, which serves as a holding company for the Shares and (2) Invest-Sviaz Holding, a company also wholly owned by Sistema, whose primary business is leasing various types of telecommunication and other assets to the Issuer. The Shares were transferred to Invest-Sviaz on April 11, 2005.

VAST is a wholly owned subsidiary of Sistema. The address of VAST’s principal place of business and office is 19-b Yablochkova Str., Moscow 127322, Russian Federation. VAST’s principal business is holding the Shares.

The directors and executive officers of each of Sistema (other than Mr. Evtushenkov), Sistema Holding, Invest-Sviaz and VAST are set forth in Exhibit A attached hereto.  Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)                           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                           During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                            Each of the individuals referred to in paragraph (a) above is a citizen of the Russian Federation.

Item 3.	Source and Amount of Funds or Other Consideration
See Item 4.

Item 4.	Purpose of Transaction

On December 22, 2005, Sistema increased its ownership of VAST from 51% to 100% through the acquisition of the remaining 49% stake in VAST from ASVT OJSC for a total cash consideration of US$ 160 million. In addition, Sistema acquired 16,364,000 Shares in a series of open market purchases on the Russian stock exchanges and in the Russian OTC market from October 25, 2005 through December 13, 2005 for a total cash consideration of approximately US$ 115.5 million, implying an average price per share of approximately $7.057 per Share. The purpose of the transactions was to increase Sistema’s stake in the Issuer.

Subject to the conditions mentioned herein and in the Schedule 13D, the Reporting Persons may acquire additional Shares and/or sell or hold Shares currently held.  Any actions Sistema or the other Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Amendment and the Schedule 13D, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)  As of the close of business on December 22, 2005, Sistema held 636,224,752 Shares directly, which represent 32.0% of the Shares outstanding (the “Outstanding Shares”).  Sistema has sole voting and dispositive power with respect to the Shares it holds of record.

As of the close of business on December 22, 2005, Sistema Holding held 193,473,900 Shares directly, which represent 9.7% of the Outstanding Shares.  Sistema Holding has sole voting and dispositive power with respect to the Shares it holds of record.  Sistema Holding pledged the Shares it holds of record to Deutsche

Trustee Company Limited in connection with Sistema Finance S.A.’s debt securities.  As the controlling shareholder of Sistema Finance S.A., which is the sole shareholder of Sistema Holding, Sistema may be deemed to beneficially own any Shares Sistema Holding holds of record.

As of the close of business on December 22, 2005, Invest-Sviaz held 160,247,802 Shares directly, which represent 8.1% of the Outstanding Shares.  Invest-Sviaz has sole voting and dispositive power with respect to the Shares it holds of record.  As the sole shareholder of Invest-Sviaz, Sistema may be deemed to beneficially own any Shares Invest-Sviaz holds of record.

As of the close of business on December 22, 2005, VAST held 60,219,432 Shares directly, which represent 3.0% of the Outstanding Shares.  VAST has sole voting and dispositive power with respect to the Shares it holds of record.  As the sole partner in VAST, Sistema may be deemed to beneficially own any Shares VAST holds of record.

As of the close of business on December 22, 2005, Mr. Evtushenkov did not hold any Shares directly. As the controlling shareholder of Sistema, Mr. Evtushenkov may be deemed to beneficially own any Shares Sistema holds directly or beneficially.

As of the close of business on December 22, 2005, Mr. Alexei Buyanov held 186,863 Shares directly, an option to purchase 104,991 Shares (which is exercisable in July 2006) and an option to purchase 98,693 Shares (which is exercisable in July 2007). Mr. Buyanov has sole voting and dispositive power with respect to the Shares he holds of record and, upon any exercise of his options, would have sole voting and dispositive power with respect to the Shares he would hold of record upon such exercise. Prior to the exercise of his options and receipt of such Shares, however, Mr. Buyanov does not have the power to vote or direct the vote of the Shares subject to his options.

As of the close of business on December 22, 2005, Mr. Alexander Goncharuk held 193,838 Shares directly, an option to purchase 104,991 Shares (which is exercisable in July 2006) and an option to purchase 98,693 Shares (which is exercisable in July 2007). Mr. Goncharuk has sole voting and dispositive power with respect to the Shares he holds of record and, upon exercise of his options, Mr. Goncharuk would have sole voting and dispositive power with respect to the Shares he would hold of record upon such exercise. Prior to the exercise of his options and receipt of such Shares, however, Mr. Goncharuk does not have the power to vote or direct the vote of the Shares subject to his options.

As of the close of business on December 22, 2005, Mr. Vladimir Lagutin held an option to purchase 114,490 Shares (which is exercisable in July 2006) and an option to purchase 107,547 Shares (which is exercisable in July 2007).  Upon exercise of his option, Mr. Lagutin would have sole voting and dispositive power with respect to the Shares he would hold of record upon such exercise.  Prior to the exercise of his options and receipt of such Shares, however, Mr. Lagutin does not have the power to vote or direct the vote of the Shares subject to his options.

Except as set forth in this Item 5(a)-(b) of this Amendment, to the knowledge of the Reporting Persons, none of the persons set forth in Exhibit A held any Shares directly or has the right to vote or dispose of any Shares held by Sistema, Sistema Holding, Invest-Sviaz or VAST as of the close of business on December 22, 2005.

The Reporting Persons may be deemed to be a group in relation to their respective holdings of Shares.  The Reporting Persons do not affirm the existence of a group.

Except as set forth in this Item 5(a)-(b) of this Amendment and the Schedule 13D, each of the persons named in this Item 5(a)-(b) of this Amendment and the Schedule 13D disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b) of this Amendment and the Schedule 13D.

(c)  Except as set forth herein and the Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has effected any transaction in the Shares during the past 60 days.

(d)  Except as set forth in this Amendment and the Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit A Directors and Officers of Sistema, Sistema Holding, Invest-Sviaz and VAST
Exhibit B Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2005

JOINT STOCK FINANCIAL CORPORATION SISTEMA

By:	/s/ Vladimir P. Evtushenkov
Name:	Vladimir P. Evtushenkov
Its:	President

SISTEMA HOLDING LIMITED

By:	/s/ Alexei N. Buyanov
Name:	Alexei N. Buyanov
Its:	Director

CLOSED JOINT STOCK COMPANY INVEST-SVIAZ

By:	/s/ Andrey B. Ryabov
Name:	Andrey B. Ryabov
Its:	General Director

LIMITED LIABILITY PARTNERSHIP VAST

By:	/s/ Vyacheslav Inozemtsev
Name:	Vyacheslav Inozemtsev
Its:	General Director

/s/ Vladimir P. Evtushenkov
Vladimir P. Evtushenkov

EXHIBIT INDEX

Exhibit A (99.1)	Directors and Officers of Sistema, Sistema Holding, Invest-Sviaz and VAST

Exhibit B (99.2)	Joint Filing Agreement